

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

<u>Via E-mail</u>
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, Louisiana 70809

Re: Edgen Group Inc.
      Amendment No. 2 to
      Registration Statement on Form S-1
      Filed March 8, 2011
      File No. 333-178790

Dear Mr. O'Leary:

We have received your response to our prior comment letter to you dated February 24, 2012 and have the following additional comments.

<u>General</u>

1. We note that you have not filed several of the exhibits to the registration statement including agreements related to the reorganization. Please file these exhibits with an amendment to your registration statement that will allow sufficient time for our review as we may have comments upon review of the exhibits.

2. Please revise the language in the graphic to clarify that you serve as a distributor of the products pictured as opposed to a manufacturer of the products pictured or advise. Please revise similar language in the prospectus which refers to "our specialty products" or advise.

Prospectus Summary, page 1

Our Competitive Strengths, page 5

3. We note your response to our prior comment 7. Please revise here and in the Business section to clarify, if true, that customers on a purchase order basis can terminate their relationship with you at anytime.

4. We note your response to our prior comment 9. Please balance the summary section to discuss the strategic inventory liquidation, inventory write-downs, and goodwill impairment charges that have actually occurred.

Summary Organizational Structure, page 11

5. Refer to footnote (3). Given the disclosure in the last full paragraph on page 108 regarding the Exchange Rights being exercised in full upon the completion of the offering and the use of the proceeds from this offering to purchase EDG LLC membership units and shares of your Class B common stock from EM II LP and B&L as discussed on page 13, please revise this footnote as appropriate to give the percentage of your Class A common stock that will be held by EM II LP and B&L. Please also revise the Formation of Edgen Group and the Reorganization section on page 8 to set forth similar disclosure regarding the percentage of Class A common stock that would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization and EM II LP and B&L.

Risk Factors, page 20

Risks relating to our Class A common stock and this offering, page 33

We will be required to pay EM II LP and B&L for most of the tax benefits, page 37

6. We note your disclosure in this risk factor that the sale of EM II LP's and B&L's EDG LLC membership units to Edgen Group are expected to result in increases in your share of the tax basis of EDG LLC's assets. Given the disclosure in the Use of Proceeds section that you may use any remaining proceeds to purchase membership units of EDG LLC, please advise whether any of the proceeds of the offering will be used to make payments under the Tax Receivable Agreements. If so, please revise the Use of Proceeds section accordingly.

Our primary U.S. subsidiary, EMC, has net operating loss carryforwards, page 38

7. If material, please revise this risk factor to include a discussion that the sale of B&L Supply to EM Holdings LLC could result in a payment under the Tax Receivable Agreement with EM II LP.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

8. Refer to footnote 2(h) – We note your response and the revisions made to footnote 2(h) in response to our prior comment. Please revise footnote 2(h) to also disclose the interest rates that were used to calculate the pro forma adjustments to interest expense for the BL indebtedness to be repaid for each period presented.

Business, page 89

Our Competitive Strengths, page 96

9. We note your response to our prior comment 8. Please revise similar disclosure in the last full paragraph of this section.

The Reorganization, page 108

10. We note your disclosure in the second to last full paragraph on page 108 that following these transactions purchasers in this offering will own 100% of your Class A common stock. Given paragraph (8) above in which holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of your Class A common stock, please revise for consistency or advise.

11. It appears from the last full paragraph on page 108 that EM II LP and B&L will each exchange one membership unit in EDG LLC and one share of Edgen Group Class B common stock for one share of Edgen Group Class A common stock. This disclosure appears inconsistent with the disclosure in the second bullet point on page 9 which appears to indicate that all membership units and Class B common stock will be exchanged for one share of Class A common stock. Please advise or revise for consistency.

12. Given your disclosure in the Use of Proceeds section that offering proceeds may be used to purchase membership units of EDG LLC and shares of your Class B common stock from EM II LP and B&L and your disclosure in the Certain Relationships and Related Person Transactions section that you have agreed that following 180 days after the completion of this offering you will use your best efforts to file a registration statement relating to all of the Class A common stock to be delivered pursuant to the Exchange Agreement, please consider adding a chart which illustrates your summary organizational structure after completion of the Reorganization and the offering and after the exercise of the Exchange Rights.

Management, page 112

13. Please revise the business experience description for Mr. Dvorak to provide the month and year Mr. Dvorak was employed at each of the businesses listed for the last five years.

Principal Stockholders, page 133

14. Please identify the natural persons with voting and investment power over the shares held by EM II LP and B&L.

Certain Relationships and Related Person Transactions, page 136

Employment Agreements, page 136

15. We note your response to our prior comment 31 and reissue in part. We note your disclosure on page 9 that you expect to enter into amended employment agreements with certain of your officers. Please revise your disclosure in this section for consistency or advise.

Financial Statements, page F-1

Edgen Murray II, L.P. December 31, 2011 Financial Statements, page F-5

Notes to consolidated financial statements, page F-12

19. Consolidating financial information, page F-39

16. Please tell us and revise Note 19 to disclose whether EMC, the issuer of the notes, is 100% owned by the parent company guarantor as required by Rule 3-10(c) of Regulation S-X.

General

17. Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

18. Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Part II

Exhibits

19. We note your response to our prior comment 37. Please confirm to us that all attachments and exhibits marked "See Attached" in Exhibit 10.15 that are not accompanied by an attachment refer to documents that do not exist, or please advise.

20. Please file consents for your director nominees Samir G. Gibara and Cynthia L. Hostetler or advise.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Eric S. Siegel
        Dechert LLP